                      EMPLOYMENT AND CONSULTING AGREEMENT


                 THIS AGREEMENT, made of the 27th day of April, 1998, by and between Snap-on Incorporated, a Delaware corporation ("SSS"), Hein-Werner Corporation, a Wisconsin corporation ("HHH") and Joseph L. Dindorf (the "Executive").

                 A. Contemporaneously with the execution of this Agreement SSS and Snap-on Pace Company, a Wisconsin corporation ("Sub"), and a wholly-owned subsidiary of SSS, are entering into an Agreement and Plan of Merger (the "Merger Agreement") with HHH. The Merger Agreement provides for the acquisition (the "Acquisition") by Sub of all of the issued and outstanding shares of HHH.

                 B. Executive has been employed by HHH for many years and is currently President and CEO of HHH. Executive's services are valuable to the conduct of the business of HHH.

                 C. Because of, among other matters, Executive's knowledge of HHH and the collision repair business, SSS desires that Executive be available to SSS following the acquisition.

                 D. Executive is willing to be available to SSS and HHH on the terms and conditions provided for herein.

                 E. Executive has previously entered into an agreement with HHH dated January 27, 1984 (the "Agreement") pursuant to which Executive would have been entitled, following the Acquisition and upon the termination of Executive's employment with HHH, to a payment of approximately $1,200,000.

                 F. The Agreement has been recently amended by Amendment No. 1 dated April 27, 1998 (the Agreement as amended is hereinafter referred to as the "Employment Agreement") to provide that upon a "Change of Control of Company" (as defined in the Employment Agreement), Executive will immediately be entitled to receive a lump sum payment in the amount of $995,000.

                 In consideration of the covenants and agreements of the parties herein contained, and subject to the condition that, pursuant to the Merger Agreement, Sub shall acquire sufficient shares of HHH so that there is a Change of Control of Company (the date of such acquisition being referred to herein as the "SSS Acquisition Date"), the parties hereto agree as follows:

                 1.       Employment of Executive

                 1.1. Employment and Duties. During the Employment Term (as hereafter defined) HHH hereby agrees to employ Executive as President of HHH, reporting directly to SSS's Senior Vice-President (presently Branko Beronja), and Executive agrees to be so employed by HHH. In addition, without any additional compensation to that provided hereunder,

Executive shall assist in coordinating the collision repair business with other businesses of SSS. Executive agrees during the Employment Term to devote substantially his full business time and effort to the performance of his duties hereunder, including, without limitation, cooperating in attracting and retaining key employees of SSS and HHH, in accordance with such reasonable standards expected of employees with comparable positions in SSS's organization and as may be established from time to time by the Board of Directors of HHH. SSS shall guarantee all HHH's monetary obligations under this Agreement.

                 1.2. Term. The term of Executive's employment hereunder shall commence on the SSS Acquisition Date and shall continue until December 31, 1998 and may continue thereafter by mutual agreement of the parties (the "Employment Term").

                 1.3.     Compensation.

                          (a) Base Salary. As compensation for his services hereunder, Executive shall receive a salary of $25,000 per month, payable monthly.

                          (b) Fringe Benefits. Executive shall also be entitled to receive all benefits presently received or available to Executive as an executive of HHH, which include, but are not limited to, the benefits set forth in Schedule I hereto.

         2.      Consulting Services.

                 2.1. Services. During the Consulting Term (as hereinafter defined) SSS agrees to retain Executive as a consultant to the collision repair businesses of HHH and/or SSS. During the Consulting Term Executive agrees to make himself available to consult with employees of SSS and its subsidiaries with regard to the collision repair businesses upon reasonable notice and at such reasonable times and places as shall be reasonably agreed to by Executive. Executive shall not be required to perform consulting services for in excess of 1,500 hours during the 12- month period ending December 31, 1999 and for in excess of 1,000 hours during the 12-month period ending December 31, 2000. Executive shall not be required to provide consulting services during the months of July or August.

                 2.2. Term. The term of Executive's service as a consultant to SSS shall commence at the termination of the Employment Term and shall continue until December 31, 2000 (the "Consulting Term").

                 2.3. Consulting Fees. As compensation for Executive's services during the Consulting Term, consultant shall be entitled to receive a monthly consulting fee equal to $20,835 per month each month of the Consulting Term in the year 1999 (annually $250,000) and $16,670 per month for each month of the Consulting Term in the year 2000 (annually $200,000). The monthly consulting fee shall be pro-rated for any partial month. In addition, during the Consulting Term SSS shall without cost to Executive provide to Executive the benefits described in Schedule I, provided that Executive's continued participation is possible under the general terms and provisions of such benefit plans. In the event that Executive's participation in any such plan is barred, SSS shall pay or cause to be paid to Executive an amount equal to the total aggregate costs to SSS or HHH, as applicable, of providing Executive with benefits under such plan were his continued participation not barred.

                 3.       Termination.

                 (a) Right to Terminate. During the Employment Term and the Consulting Term (together the "Term"), (i) SSS shall be entitled to terminate Executive's services hereunder (A) for Cause, (B) by reason of the Executive's disability pursuant to Section 6, or (C) for any other reason, and
(ii) the Executive shall be entitled to terminate the Executive's services hereunder (A) during the Employment Term only for Good Reason, or (B) during the Consulting Term, for any reason. Any such termination shall be subject to the procedures set forth in Section 7 and shall be subject to any consequences of such termination set forth in this Agreement.

                 (b) Termination for Cause or Without Good Reason. If there is a termination of Executive's services hereunder for Cause or due to the Executive's voluntarily terminating Executive's services other than for Good Reason, then the Executive shall be entitled to receive only Accrued Benefits, and neither SSS nor HHH shall have any further obligations under this Agreement.

                 (c) Termination Giving Rise to a Termination Payment. If there is a termination of Executive's services hereunder by the Executive for Good Reason, or by SSS other than by reason of (i) death, (ii) disability pursuant to Section 6, or (iii) Cause, then the Executive shall be entitled to receive, and SSS shall promptly pay, Accrued Benefits and, in lieu of further base salary or consulting fees for periods following the Termination Date, as liquidated damages and in consideration of the covenant of the Executive set forth in Section 8(a), the Termination Payment pursuant to Section 4(a).

                 4.       Payments Upon Termination.

                 (a) Termination Payment. (i) For purposes of this Agreement, the "Termination Payment" shall be an amount equal to the aggregate of (a) the product obtained by multiplying $25,000 by the number of months, if any, remaining in the Employment Term following the Termination Date, plus (b) the product obtained by multiplying $20,835 by the number of months, if any, of the Consulting Term remaining in the year 1999 following the Termination Date, plus (c) the product obtained by multiplying $16,670 by the number of months, if any, in the Consulting Term remaining in the year 2000 following the Termination Date. The Termination Payment shall be paid to the Executive in cash equivalent not later than ten business days after the Termination Date. The Executive shall not be required to mitigate the amount of the Termination Payment by securing other employment or otherwise, nor will such Termination Payment be reduced by reason of the Executive securing other employment or for any other reason. The Termination Payment shall be in lieu of any other severance payments, if any, to which the Executive may be entitled under either SSS's or HHH's severance policies and practices.

                 (b) Additional Benefits. If there is a termination of Executive's services hereunder and the Executive is entitled to Accrued Benefits and the Termination Payment, then the Executive shall be entitled to the following additional benefits: Until the end of the Consulting Term the Executive shall continue to be covered, at the expense of SSS, by the most favorable life insurance, hospitalization, medical and dental coverage and other welfare benefits provided to the Executive and the Executive's family immediately prior to the date Notice of Termination is given, provided that Executive's continued participation is possible under the general terms and provisions of such benefit plans. In the event that Executive's participation in any such plan is barred, SSS shall pay or cause to be paid to Executive an amount equal to the total aggregate costs to SSS or HHH as applicable, of providing Executive with benefits under such plan were his continued participation not barred.

                 5. Death. In the event of a termination of Executive's services hereunder due to the Executive's death, the Executive's estate, heirs and beneficiaries shall receive all the Executive's Accrued Benefits through the Termination Date.

                 6. Termination for Disability. If, during the Term, as a result of the Executive's disability due to physical or mental illness or injury (regardless of whether such illness or injury is job-related), the Executive shall have been absent from the Executive's duties hereunder on a full-time basis for the entire period of 90 consecutive days, or for an aggregate period of 182 days and, within thirty days after SSS notifies the Executive in writing that it intends to terminate the Executive's services (which notice shall not constitute the Notice of Termination contemplated below), the Executive shall not have returned to the performance of the Executive's duties hereunder on a full-time basis, then SSS may terminate Executive services for purposes of this Agreement pursuant to a Notice of Termination. If the Executive's services are terminated on account of the Executive's disability in accordance with this Section, then the Executive shall receive Accrued Benefits in accordance with Section 7(a) and shall remain eligible for all benefits provided by any long term disability programs of SSS or HHH in effect at the time SSS sends notice to the Executive of its intent to terminate pursuant to this Section.

                 7. Termination Notice and Procedure. (a) Any termination of Executive's services by SSS or the Executive shall be communicated by written Notice of Termination to the Executive, if such Notice is given by SSS, and to SSS, if such Notice is given by the Executive, all in accordance with the following procedures and those set forth in Section 7:

                 (i) If such termination is for disability, Cause or Good Reason, the Notice of Termination shall indicate in reasonable detail the facts and circumstances alleged to provide a basis for such termination.

                 (ii) If the Notice is given by the Executive for Good Reason, then the Executive may cease performing the Executive's services hereunder on or after the date 15 days after the delivery of Notice of Termination (unless the Notice of Termination is based upon clause (vii) of the definition of "Good Reason" in Exhibit A, in which case the Executive may cease performing his duties at the time the Executive's services are terminated) and shall in any event cease services on the Termination Date, if any, arising from the delivery of such Notice. If the Notice is given by SSS, then the Executive may cease performing the services hereunder on the date of receipt of the Notice of Termination, subject to the Executive's rights hereunder.

                 (iv) The recipient of any Notice of Termination shall personally deliver or mail in accordance with Section 14 written notice of any dispute relating to such Notice of Termination to the party giving such Notice within fifteen days after receipt thereof. After the expiration of such fifteen days, the contents of the Notice of Termination shall become final and not subject to dispute.

                 8.       Further Obligations of the Executive.

                 (a) Competition. In consideration of the continued employment of Executive pursuant to this Agreement, Executive agrees that, in the event that (i) SSS or HHH terminates Executive's services, or (ii) Executive terminates his services for any reason, the Executive shall not, for a period commencing on the SSS Acquisition Date and ending on the later of December 31, 2000 or two years from the applicable Termination Date, engage in any Competitive Activity.

                 (b) Confidentiality. During and following the Term hereof, the Executive shall hold in confidence and not directly or indirectly disclose or use or copy or make lists of any Confidential Information, except to the extent authorized in writing by a Senior Executive Officer of SSS or required by any court or administrative agency, other than to an employee of SSS or a person to whom disclosure is reasonably necessary or appropriate in connection with the performance by the Executive of services hereunder.
"Secret or Confidential Information" shall mean secret or confidential information of SSS or HHH (including secret or confidential information of subsidiaries and affiliates), including but not limited to lists of distributors and customers; identity of distributors and customers; identity of prospective distributors and customers; contract terms; bidding information and strategies; pricing methods; computer software; computer software methods and documentation; hardware; salary information with respect to employees; product design information; business plans, methods of operation; the procedures, forms and techniques used in serving distributors and customers; all Intellectual Property (as defined in the Merger Agreement); and all other documents or information which are required to be maintained in confidence for continued business success, provided that secret or confidential information shall not include information reasonably available to the general public. All records, files, documents and materials, or copies thereof, relating to the business of SSS and its subsidiaries and affiliates which the Executive shall prepare, or use, or come into contact with, shall be and remain the sole property of SSS and shall be promptly returned to SSS upon termination of this Agreement. SSS shall be entitled to specific performance and injunctive relief to enforce this Section 8.

                 9. Severability. The provisions of this Agreement shall be regarded as divisible, and if any of said provisions or any part hereof are declared invalid or unenforceable by a court of competent jurisdiction, then the validity and enforceability of the remainder of such provisions or parts hereof and the applicability thereof shall not be affected thereby.

                 10. Amendment. This Agreement may not be amended or modified at any time except by written instrument executed by SSS and the Executive.

                 11. Withholding. SSS or HHH, as the case may be, shall be entitled to withhold from amounts to be paid to the Executive hereunder any federal, state or local withholding or other taxes or charges which it is from time to time required to withhold; provided, that the amount so withheld shall not exceed the minimum amount required to be withheld by law. SSS shall be entitled to rely on an opinion of nationally recognized tax counsel if any question as to the amount or requirement of any such withholding shall arise.

                 12. Certain Rules of Construction. No party shall be considered as being responsible for the drafting of this Agreement for the purpose of applying any rule construing ambiguities against the drafter or otherwise. No draft of this Agreement shall be taken into account in construing this Agreement. Any provision of this Agreement which requires an agreement in writing shall be deemed to require that the writing in question be signed by the Executive and an authorized representative of SSS.

                 13. Governing Law; Resolution of Disputes. (a) This Agreement and the rights and obligations hereunder shall be governed by and construed in accordance with the internal laws of the State of Wisconsin (excluding any choice of law rules that may direct the application of the laws of another jurisdiction) except that Section 13(b) shall be construed in accordance with the Federal Arbitration Act.

                 (b) Any dispute arising out of this Agreement shall be determined by arbitration under the rules of the American Arbitration Association then in effect (but subject to any evidentiary standards set forth in this Agreement), in which case both parties shall be bound by the arbitration award. The venue for the arbitration shall be Milwaukee, Wisconsin or, at the Executive's election, if the Executive is no longer residing or working in the Milwaukee, Wisconsin metropolitan area, in the judicial district encompassing the city in which the Executive resides. The parties consent to personal jurisdiction in each trial court in the selected venue having subject matter jurisdiction notwithstanding their residence or situs, and each party irrevocably consents to service of process in the manner provided hereunder for the giving of notices.

                 14. Notice. Notices given pursuant to this Agreement shall be in writing and, except as otherwise provided by Section 7(a)(iii), shall be deemed given when actually received





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
by the Executive or actually received by SSS's Secretary or any officer of SSS other than the Executive. If mailed, such notices shall be mailed by United States registered or certified mail, return receipt requested, addressee only, postage prepaid, if to SSS, to SSS, Attention: Vice President and General Counsel, 10801 Corporate Drive, P.O. Box 1430, Kenosha, Wisconsin 53141-1430, or if to the Executive, at the address set forth below the Executive's signature to this Agreement, or to such other address as the party to be notified shall have theretofore given to the other party in writing.

                 15. Definitions. The following terms are used in this Agreement as defined in Exhibit A:

Accrued Benefits
Cause
Competitive Activity
Good Reason
Person
Termination Date

                 16. No Waiver. The Executive's or SSS's failure to insist upon strict compliance with any provision of this Agreement or the failure to assert any right the Executive or SSS may have hereunder, including, without limitation, the right of the Executive to terminate employment for Good Reason, shall not be deemed to be a waiver of such provision or right or any other provision or right of this Agreement.

                 17. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of SSS and its successors and assigns and Executive and his heirs, executors, administrators and legal representatives.

                 18. Headings. The headings herein contained are for reference only and shall not affect the meaning or interpretation of any provision of this Agreement.





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
                 IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first written above.

                              SNAP-ON INCORPORATED


                              By:     /s/ Joseph L. Dindorf
                                      ----------------------------------------

                                         President and Chief Executive Officer


                              Attest: /s/ Maurice J. McSweeney
                                      ----------------------------------------

                                         Secretary


                              HEIN-WERNER CORPORATION


                              By:     /s/Reinald D. Liegel
                                      ----------------------------------------

                                         Senior Vice President



                              EXECUTIVE


                              /s/ Joseph L. Dindorf
                              ------------------------------------------------
                              Joseph L. Dindorf






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
                                   SCHEDULE I
                              HHH FRINGE BENEFITS

1. Health and Dental Insurance for the benefit of Executive and Executive's Family.

2.       Use of existing "company" automobile.

3. Term Life Insurance with death benefit of not less than $400,000 payable to Executive's estate or to such other beneficiary as Executive shall from time to time designate in a notice to SSS.

4. Accidental Death and Disability Insurance in the amount of not less than $400,000 payable in the event of Executive's death to Executive's estate or such other beneficiary as Executive shall from time to time designate in a notice to SSS.

5. Travel [Life] Insurance in the amount of not less than $375,000 payable to Executive's Estate or such other beneficiary as Executive shall from time to time designate in a notice to SSS.

6. Long Term Disability Insurance providing for a monthly benefit of not less than $14,000 per month for the remaining Term of this agreement and on terms not less favorable to Executive than the Long Term Disability Insurance Policy presently provided by HHH.

7. Reimbursement of authorized out-of-pocket expenses incurred by Executive in the performance of services under this Agreement.

                                                                       Exhibit A

                             CERTAIN DEFINED TERMS


                 (a) Accrued Benefits. The term "Accrued Benefits" shall include the following amounts, payable as described herein: (i) all earned and unpaid base salary and consulting fees for the time period ending with the Termination Date; (ii) reimbursement for any and all monies advanced in connection with the Executive's services for reasonable and necessary expenses incurred by the Executive on behalf of SSS or HHH and its Affiliates for the time period ending with the Termination Date; (iii) any and all other base salary and consulting fees earned through the Termination Date and deferred at the election of the Executive or pursuant to any deferred compensation plan then in effect; and (iv) all other payments and benefits to which the Executive (or in the event of the Executive's death, the Executive's surviving spouse or other beneficiary) may be entitled or under the terms of any benefit plan in which Executive is entitled to participate through the Termination Date. Payment of Accrued Benefits shall be made promptly in accordance with SSS's prevailing practice with respect to clauses (i) and (ii) or, with respect to clauses (iii) and (iv), pursuant to the terms of the benefit plan or practice establishing such benefits.

                 (b) Cause. SSS may terminate the Executive's services hereunder for "Cause" only if the conditions set forth in paragraphs (i) and
(ii) have been met and SSS otherwise complies with this Agreement:

                          (i) (A) the Executive has committed any act of fraud, embezzlement or theft in connection with the Executive's duties hereunder or in the course of performing duties for SSS hereunder; (B) the Executive has grossly and repeatedly failed to perform the Executive's duties hereunder (other than any such failure resulting from incapacity due to physical or mental illness or injury, regardless of whether such illness or injury is job-related), which shall not have been remedied within 30 days after the Chief Executive Officer of SSS has delivered a written notice from SSS specifying such failure; (C) the Executive has willfully engaged in illegal conduct or gross misconduct that is materially and demonstrably injurious to SSS;
         (D) the Executive has willfully and wrongfully disclosed any Confidential Information; or (E) the Executive has engaged in any Competitive Activity.

                          For purposes of this provision, (1) no act or failure to act on the part of the Executive shall be considered "willful" unless it is done, or omitted to be done, by the Executive in bad faith or without reasonable belief that the Executive's action or omission was in the best interests of SSS and (2) any act, or failure to act, based upon authority given pursuant to a resolution duly adopted by the Board or upon the instructions of the Chief Executive Officer or a senior officer of SSS or based upon the advice of counsel for SSS shall be conclusively presumed to be done, or omitted to be done, by the Executive in good faith and in the best interests of SSS.

                          (ii) SSS terminates the Executive's employment by delivering a Notice of Termination to the Executive.

                 (c) Competitive Activity. The Executive shall engage in a "Competitive Activity" if the Executive (i) engages or becomes interested in any capacity, directly or indirectly (whether as proprietor, stockholder, director, partner, employee, consultant or any other capacity) in any business enterprise worldwide that engages in substantial competition with the collision repair business of SSS or HHH, or any of their subsidiaries; provided, however, that owning stock or other securities of a competitor amounting to less than one percent of the outstanding capital stock of such competitor shall not be a "Competitive Activity" or (ii) recruits or solicits for employment any person who is then employed by SSS or HHH.

                 (d) Good Reason. The Executive shall have a "Good Reason" for termination of Executive's services hereunder if the Executive determines in good faith that any of the following events has occurred:

                          (i) any material breach of this Agreement by SSS, including specifically any breach by SSS of its agreements contained in Section 1, Section 2 or Section 4, other than an isolated, inadvertent failure not occurring in bad faith that if not remedied within 30 days after receipt of notice thereof given by the Executive;

                          (ii) any reduction in the Executive's base salary or consulting fees, or benefits (or payments in lieu thereof), to be provided to Executive pursuant to this Agreement;

                          (iii) during the Employment Term, a material adverse change, without the Executive's prior written consent, in the assignment to Executive or any duties or responsibilities inconsistent in any material respect with Executive's position, duties and responsibilities set forth in Section 1.1 of this Agreement, but excluding for this purpose an isolated, insubstantial and inadvertent event not occurring in bad faith that SSS remedies within 30 days after receipt of notice thereof given by the Executive;

                          (iv) the relocation of the Executive's principal place of employment or performance of consulting services to a location outside of Waukesha, Milwaukee or Kenosha Counties, Wisconsin; or

                          (v) SSS requires the Executive to travel on SSS or HHH business to a materially greater extent than was required during the 180-day period prior to the date of this Agreement.

Any election by the Executive to terminate Executive's services hereunder for Good Reason shall not be deemed a voluntary termination of Executive's services hereunder by the Executive for purposes of any other benefit or other plan.

                 (e) Person. The term "Person" shall have the meaning given in Section 3(a)(9) of the Act.

                 (f) Termination Date. Except as otherwise provided in the Agreement, the term "Termination Date" means (i) if the Executive's services are terminated by the Executive's death, the date of death; (ii) if the Executive's services are terminated for purposes of this Agreement by reason of disability pursuant to Section 7, thirty days after the Notice of Termination is given; (iv) if the Executive's services are terminated by the Executive voluntarily (other than for Good Reason), the date the Notice of Termination is given; and (v) if the Executive's employment is terminated by SSS (other than by reason of disability pursuant to Section 7) or by the Executive for Good Reason, thirty days after the Notice of Termination is given. Notwithstanding the foregoing,

                 (A) If the Executive shall in good faith give a Notice of Termination for Good Reason and SSS notifies the Executive that a dispute exists concerning the termination within the fifteen-day period following receipt thereof, then the Executive may elect to continue the Executive's services hereunder during such dispute and the Termination Date shall be determined under this paragraph. If the Executive so elects and it is thereafter determined that the Executive terminated the Executive's services hereunder for Good Reason in accordance with this Agreement, then the Termination Date shall be the earlier of (1) the date on which the dispute is finally determined, either (x) by mutual written agreement of the parties or
(y) in accordance with Section 14 or (2) the date of the Executive's death. If the Executive so elects and it is thereafter determined that the Executive did not terminate the Executive's services hereunder for Good Reason in accordance with this Agreement, then the services of the Executive hereunder shall continue after such determination as if the Executive had not delivered the Notice of Termination asserting Good Reason and there shall be no Termination Date arising out of such Notice. In either case, this Agreement continues, until the Termination Date, if any, as if the Executive had not delivered the Notice of Termination except that, if it is finally determined that the Executive terminated the Executive's services hereunder for Good Reason in accordance with this Agreement, then the Executive shall in no case be denied the benefits described in Section 8 (including a Termination Payment) based on events occurring after the Executive delivered the Executive's Notice of Termination.

                 (B) Except as provided in paragraph (A) above, if the party receiving the Notice of Termination notifies the other party that a dispute exists concerning the termination within the fifteen-day period following receipt thereof and it is finally determined that termination of the Executive's services for the reason asserted in such Notice of Termination was not in accordance with this Agreement, then (1) if such Notice was delivered by the Executive, then the Executive will be deemed to have voluntarily terminated the Executive's services hereunder other than for Good Reason by means of such Notice and (2) if delivered by SSS, then SSS will be deemed to have terminated the Executive's services hereunder other than by reason of death, disability or Cause by means of such Notice.